Exhibit 99

March 31, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Execution of binding term sheet as part of the process for sale of 100% equity shares held by HDFC Bank Limited (“HDFC Bank”) in HDFC Education and Development Services Private Limited (“HDFC Edu”)

We wish to inform you that the Reserve Bank of India (the “RBI”) had permitted HDFC Bank to continue to hold the stake of erstwhile Housing Development Finance Corporation Limited (“HDFC Limited”) in HDFC Edu. (engaged in providing services to three education schools) for a period of 2 (two) years from the effective date of the composite scheme of amalgamation for the amalgamation of (i) HDFC Investments Limited and HDFC Holdings Limited, wholly owned subsidiaries of HDFC Limited, with and into HDFC Limited and (ii) HDFC Limited with and into HDFC Bank.

In furtherance of the aforesaid RBI direction and after due deliberation and in the interests of maintaining transparency in the proposed divestment, HDFC Bank has decided to undertake the sale of its 100% stake in HDFC Edu. (the “Proposed Transaction”) using the Swiss challenge method.

In this regard, HDFC Bank has on March 30, 2024, entered into a binding term sheet with an interested party and the offer contained in such term sheet shall serve as the anchor / base bid to seek counter offers from other parties interested in participating in the aforesaid Swiss challenge process. HDFC Bank shall finalise the purchaser on the basis of the completion of the Swiss challenge process, subsequent to which such purchaser and HDFC Bank will enter into definitive documentation for the purposes of the Proposed Transaction.

In view of the nature of the process that is required to be followed for the purposes of the Proposed Transaction, the details as required to be disclosed as on date in terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with the circulars issued thereunder, are hereby disclosed. The details of the definitive documentation for the purposes of the Proposed Transaction which are required to be disclosed in light of the aforesaid regulations shall be submitted upon execution of such definitive documentation.

You are requested to take note of the above.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary